NO ACT

10
12-15-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010413

Received SEC
JAN 06 2010
Washington, DC 20549

January 6, 2010

Brian L. Henry
Senior Counsel and Assistant Secretary
Eastman Chemical Company
P.O. Box 511, Building 75
Kingsport, TN 37662-5075

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-06-2010

Re: Eastman Chemical Company
Incoming letter dated December 15, 2009

Dear Mr. Henry:

This is in response to your letter dated December 15, 2009 concerning the shareholder proposal submitted to Eastman by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated January 3, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Chemical Company
Incoming letter dated December 15, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each applicable governing document to give holders of 10% of Eastman's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Eastman may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Eastman seeking approval of an amendment to Eastman's certificate of incorporation to allow stockholders who hold 25% of Eastman's outstanding shares the right to call a special meeting of stockholders. You also represent that the proposal and the proposed amendment sponsored by Eastman directly conflict because they include different thresholds for the percentage of shares required to call special meetings. You indicate that the proposal and the proposed amendment sponsored by Eastman present alternative and conflicting decisions for stockholders. Accordingly, we will not recommend enforcement action to the Commission if Eastman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ray T. Chevedden's Rule 14a-8 Proposal
Eastman Chemical Company (EMN)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 15, 2009 no action request.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to give the appearance of creating a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, and merely recommends an enhanced course on the same topic and can be adopted prospectively even if or when the management proposal is adopted.

Also there appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

Additionally Eastman Chemical is double-dipping on using this strategy to scuttle a rule 14a-8 proposal. In 2009 the company scudded this proposal topic by a change to an unrealistic 40% threshold.

This raises the question of how many times can a company double-dip to scuttle the same rule 14a-8 proposal. Plus the company can easily plan for 2011 and 2012 and see that other companies have already proposed 20% thresholds and 15% thresholds to scuttle this proposal topic.

This proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic (at 10%) even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Brian Henry <blhenry@eastman.com>

[EMN: Rule 14a-8 Proposal, November 2, 2009, November 26, 2009]

3 [Number to be assigned by the company] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 51% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Takeover Defenses. We had no shareholder right to annual election of each director (in spite of our 57%-vote in 2008), to call a special meeting, to act by written consent, to a complete simple-majority voting standard, an independent chairman, a lead director or cumulative voting. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

David Raisbeck was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Armstrong Holdings bankruptcy and yet Mr. Raisbeck served on two of our most important board committees. Directors Lewis Kling and Michael Connors each owned less than 485 shares – commitment concern. David Raisbeck, Lewis Kling and Stephen Demeritt received our most against-votes – 14% each.

Our directors served on six boards rated "D" by The Corporate Library: Howard Lance, Stryker Corporation (SYK); Brian Ferguson, FPL Group (FPL); Lewis Kling, Flowserve (FLS); Michael Connors, Information Services (III) and Robert Hernandez, ACE Limited (ACE) and Tyco Electronics (TEL).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EASTMAN

Brian L. Henry
Senior Counsel and Assistant Secretary
Phone: (423) 229-1295
FAX: (423) 229-4137
blhenry@eastman.com

December 15, 2009

Via E-Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal Submitted by Ray T. Chevedden Pursuant to Rule 14a-8*

Ladies and Gentlemen:

Eastman Chemical Company, a Delaware corporation ("*Eastman*"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "*Exchange Act*") to request confirmation that the staff of the Division of Corporation Finance (the "*Staff*") will not recommend any enforcement action to the United States Securities and Exchange Commission (the "*Commission*") if, in reliance on Rule 14a-8(i)(9), Eastman excludes from its proxy materials (the "*2010 Proxy Materials*") relating to its 2010 Annual Meeting of Stockholders (the "*2010 Annual Meeting*") a stockholder proposal and supporting statement (the "*Proposal*") submitted by Ray T. Chevedden (the "*Proponent*"), with John Chevedden as his proxy. A copy of the Proposal and related correspondence between Eastman and the Proponent is attached hereto as Exhibit A.

The Proposal requests that Eastman's Board of Directors take the steps necessary to amend Eastman's Bylaws to give holders of 10% of the outstanding common shares the power to call special meetings of stockholders. The Proposal directly conflicts with Eastman's own proposal to amend its Certificate of Incorporation to allow stockholders who hold 25% of Eastman's outstanding shares the right to call special meetings of stockholders (the "*Amendment*"). The Amendment will be submitted to a vote of stockholders at the 2010 Annual Meeting.

Pursuant to Rule 14a-8(j), Eastman has concurrently sent a copy of this correspondence to the Proponent to inform the Proponent of Eastman's intention to exclude the Proposal from the 2010 Proxy Materials. Eastman intends to file its definitive proxy materials with the Commission 80 or more days after the date of submission of this letter to the Staff.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents submit to the Commission or the Staff. If the Proponent submits correspondence to the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of Eastman pursuant to Rule 14a-8(k).

The Proposal

The Proposal requests that Eastman's Board of Directors "take the steps necessary to amend [Eastman's] bylaws and each applicable governing document to give holders of 10% of [the] outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Eastman's Reason for Exclusion of the Proposal

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a company proposal.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this basis for exclusion to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) for the exclusion of shareholder proposals when a company proposal presents a competing ownership threshold to call a special meeting, finding that submitting both proposals to a vote would present alternative and conflicting decisions for shareholders. For example, in response to *Becton, Dickinson and Company* (avail. Nov. 12, 2009), the Staff concurred with exclusion of a shareholder proposal requesting that Becton, Dickinson ("*BD*") amend its bylaws and each appropriate governing document to give holders of 10% of BD's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff, in concurring that BD could exclude the proposal under Rule 14a-8(i)(9), noted that BD represented that it would present a proposal seeking shareholder approval of a bylaw amendment to permit holders of 25% of BD's outstanding shares to call a special shareholder meeting, that the shareholder proposal and BD's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special shareholder meetings, and that these proposals presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. *See also H.J. Heinz Company* (avail. May 29, 2009) (the Staff concurred that a shareholder proposal requesting a 10% ownership threshold directly conflicted with Heinz's proposed bylaw amendment for a 25% ownership threshold) and *Occidental Petroleum*

Corporation (avail. Mar. 12, 2009) (the Staff concurred that a shareholder proposal requesting a 10% ownership threshold directly conflicted with Occidental's proposed certificate of incorporation amendment for a 25% ownership threshold).

Similarly, in *EMC Corporation* (avail. Feb. 24, 2009), the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend its bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting, that the terms and conditions of the shareholder proposal conflicted with those set forth in EMC's proposal, and that the shareholder proposal and EMC's proposal presented alternative and conflicting decisions for shareholders that would provide inconsistent and ambiguous results if both proposals were submitted for a vote. *See also International Paper Company* (avail. Mar. 17, 2009) (the Staff concurred that a shareholder proposal recommending a 10% ownership threshold directly conflicted with International Paper's proposed bylaw amendment for a 40% ownership threshold) and *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (the Staff concurred that a shareholder proposal requesting a 15% ownership threshold directly conflicted with Gyrodyne's proposal recommending a 30% ownership threshold).

The facts here are substantially similar to those in the Staff's *Becton, Dickinson; H. J. Heinz; Occidental Petroleum; EMC; International Paper;* and *Gyrodyne* no-action letters. Currently, Eastman's Certificate of Incorporation and Bylaws provide that special meetings of stockholders may be called only by the Board of Directors. The Proposal requests a 10% ownership threshold to call special meetings. The Amendment would permit the holders of 25% of the outstanding shares to call a special meeting. Eastman will submit the Amendment to a vote of its stockholders at the 2010 Annual Meeting, and will recommend that stockholders vote in favor of the Amendment. As in the no-action letters cited above, the Amendment will directly conflict with the Proposal because Eastman cannot institute an ownership threshold required to call a special meeting of stockholders that is set at both 10% and 25%. Submitting both proposals to stockholders at the 2010 Annual Meeting would, therefore, present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results.

As a result, because the Amendment and the Proposal would directly conflict, Eastman may properly exclude the Proposal under Rule 14a-8(i)(9).

Conclusion

Based on the foregoing, Eastman respectfully requests that the Staff confirm that it will take no action if Eastman excludes the Proposal from its 2010 Proxy Materials. Should the Staff decide not to provide such confirmation, Eastman respectfully requests that the undersigned be notified and given an opportunity to discuss the decision with the Staff.

If you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact me at (423) 229-1295 or via e-mail at blhenry@eastman.com or facsimile at (423) 229-4137.

Sincerely,



Brian L. Henry

Enclosure/Attachment – Exhibit A – Copy of Proposal and Related Correspondence

cc: Ray T. Chevedden (c/o John Chevedden – *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A
(Copy of Proposal and Related Correspondence)

Henry, Brian L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 03, 2009 12:22 AM
To: Lee, Theresa (Legal)
Cc: Henry, Brian L
Subject: [I] Rule 14a-8 Proposal (EMN)
Attachments: CCE00006.pdf

Dear Ms. Lee,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
Ray T. Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1997

Mr. J. Brian Ferguson
Chairman
Eastman Chemical Company (EMN)
200 S Wilcox Dr
Kingsport TN 37660

Dear Mr. Ferguson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10-20-09
Date

Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust
Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Theresa K. Lee <tklee@eastman.com>
Corporate Secretary
Brian Henry <blhenry@eastman.com>
Assistant Secretary
PH: 423-229-1295
PH: 423 229-2000
FX: 423-229-4137

[EMN: Rule 14a-8 Proposal, November 2, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 51% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Takeover Defenses. We had no shareholder right to annual election of each director (in spite of our 57%-vote in 2008), to call a special meeting, to act by written consent, to a complete simple majority vote standard, an independent chairman, a lead director or cumulative voting. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Directors Lewis Kling and Michael Connors each owned less than 485 shares – commitment concern. David Raisbeck, Lewis Kling and Stephen Demeritt received our most against- votes – 14% each. David Raisbeck was designated a "Flagged [Problem] Director" by The Corporate Library due to his involvement with the Armstrong Holdings bankruptcy and yet served on 2 of our most important board committees.

Our directors served on six boards rated "D" by The Corporate Library: Howard Lance, Stryker Corporation (SYK); Brian Ferguson, FPL Group (FPL); Lewis Kling, Flowserve (FLS); Michael Connors, Information Services (III) and Robert Hernandez, ACE Limited (ACE) and Tyco Electronics (TEL).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Henry, Brian L

From: Henry, Brian L
Sent: Tuesdav. November 03, 2009 7:30 AM
To: *** FISMA & OMB Memorandum M-07-16 *** (Legal)
Subject: RE: Rule 14a-8 Proposal (EMN)

I am writing back to you to acknowledge receipt of your proposal. Please address all communications concerning this matter to me.

Brian L. Henry
Senior Counsel and Assistant Secretary
Eastman Chemical Company
Phone: 423-229-1295
Fax: 423-229-4137
E-mail: blhenry@eastman.com

-----Original Message-----
From: olmsted [mailt*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 03, 2009 12:22 AM
To: Lee, Theresa (Legal)
Cc: Henry, Brian L
Subject: [I] Rule 14a-8 Proposal (EMN)

Dear Ms. Lee,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
Ray T. Chevedden

A-5

Henry, Brian L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 09, 2009 2:01 PM
To: Lee, Theresa (Legal)
Cc: Henry, Brian L; Chapman, Joy M
Subject: [!] Rule 14a-8 Broker Letter-(EMN)
Attachments: CCE00007.pdf

Dear Ms. Lee,
Please see the attached broker letter. Please advise on Tuesday whether there are any rule 14a-8 open-items now.
Sincerely,
John Chevedden
cc:
Ray T. Chevedden



National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

Post-it® Fax Note 7671	Date 11-9-09	# of pages ▶
To Theresa Lee	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 423-229-4137	Fax #	

November 9, 2009

Ray T. Chevedden
Via fa*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America (BAC) and Eastman Chemical Co. (EMN).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200,000 shares in each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W395741-09NOV09

Henry, Brian L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 3:47 PM
To: Henry, Brian L
Cc: Lee, Theresa (Legal)
Subject: [I] Rule 14a-8 Proposal (EMN)
Attachments: CCE00004.pdf

Mr. Henry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Ray T. Chevedden

A-8

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1997

Mr. J. Brian Ferguson
Chairman
Eastman Chemical Company (EMN)
200 S Wilcox Dr
Kingsport TN 37660

NOVEMBER 26, 2009

Dear Mr. Ferguson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden — 10-20-09

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust
Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

cc: Theresa K. Lee <tklee@eastman.com>
Corporate Secretary
Brian Henry <blhenry@eastman.com>
Assistant Secretary
PH: 423-229-1295
PH: 423 229-2000
FX: 423-229-4137

[EMN: Rule 14a-8 Proposal, November 2, 2009, November 26, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 51% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Takeover Defenses. We had no shareholder right to annual election of each director (in spite of our 57%-vote in 2008), to call a special meeting, to act by written consent, to a complete simple-majority voting standard, an independent chairman, a lead director or cumulative voting. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

David Raisbeck was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the Armstrong Holdings bankruptcy and yet Mr. Raisbeck served on two of our most important board committees. Directors Lewis Kling and Michael Connors each owned less than 485 shares – commitment concern. David Raisbeck, Lewis Kling and Stephen Demeritt received our most against-votes – 14% each.

Our directors served on six boards rated "D" by The Corporate Library: Howard Lance, Stryker Corporation (SYK); Brian Ferguson, FPL Group (FPL); Lewis Kling, Flowserve (FLS); Michael Connors, Information Services (III) and Robert Hernandez, ACE Limited (ACE) and Tyco Electronics (TEL).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Henry, Brian L

From: Henry, Brian L
Sent: Thursday, November 26, 2009 6:49 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Lee, Theresa (Legal)
Subject: RE: [I] Rule 14a-8 Proposal (EMN)

This appears to repeat your proposal on the same subject already submitted. Did you intend to submit it twice, and are the two proposal identical?

BRIAN L. HENRY

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 3:47 PM
To: Henry, Brian L <blhenry@eastman.com>
Cc: Lee, Theresa (Legal) <tklee@eastman.com>
Subject: [I] Rule 14a-8 Proposal (EMN)

Mr. Henry,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Ray T. Chevedden

Henry, Brian L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 10:23 PM
To: Henry, Brian L
Cc: Lee, Theresa (Legal)
Subject: [I] Rule 14a-8 Proposal (EMN)

Mr. Henry,
Similar but not the same.
Sincerely,
John Chevedden